EXHIBIT 99.1

FirstService Declares Quarterly Dividend on Common Shares

TORONTO, Feb. 10, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) ("FirstService") announced today that its board of directors has declared a quarterly dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of FirstService of US$0.10 per Common Share. The dividend is payable on April 7, 2015 to holders of Common Shares of record at the close of business on March 31, 2015. The dividend is an "eligible dividend" for Canadian income tax purposes.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through company-owned operations and franchise systems.

FirstService generates over US$2.7 billion in annual revenues and has more than 24,000 employees worldwide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publicly listed company in 1993. The shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the Toronto Stock Exchange under the symbol "FSV". More information about FirstService is available at www.firstservice.com

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500